UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒     SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐   SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended: June 30, 2023

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

8236 Remmet Avenue

Canoga Park, California 91304

(818) 349-2870

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Semi-Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Semi-Annual Report.

Med-X, Inc. was incorporated in Nevada in February 2014 in order to originally engage in the following businesses: (a) publishing content about the cannabis industry for industry participants and the general public through our online publication, The Marijuana Times, which has been publishing articles since 2015, (b) growing and selling cannabis on a wholesale basis, initially for the California medical cannabis market, which business the Company may engage in if the federal government declares it legal to do so, (c) supplying related agricultural products to growers of agricultural products, which the Company is already engaged in by supplying its Nature-Cide pest control products to growers of agricultural products, which may include cannabis and hemp cultivators through the Company’s distribution venues, and (d) developing and selling commercial medicinal supplements based on beneficial compounds extracted from cannabis if the federal government declares it legal to do so. Because the federal government has not descheduled marijuana and the U.S. Food and Drug Administration (“FDA”) has not clarified its position with respect to non-tetrahydrocannabinol Cannabidiol (“CBD”) products, the Company has not moved forward with engaging in the originally contemplated businesses relating to cannabis and CBD products.

On April 16, 2018, we completed a merger with Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”), our 99% owned subsidiary (the “Merger”). We plan to continue our efforts to acquire other companies that have similar business models to ours - developing natural products, as well as offering pest control services nationally. Our management believes it can create strong value for shareholders by acquiring companies that have growing revenue and assets in an attempt to bolster our revenue and assets. We have no current binding agreements to acquire any other entity.

We are currently primarily engaged in the business of supplying environmentally friendly health and wellness products to various industries, including but not limited to the professional pest control industry, over the counter pharmacies through distribution partnerships, as well as directly to consumers.

We strive to be perceived as a health and wellness company offering a series of all-natural and environmentally friendly “green” products and service protocols to other companies and consumers who are also looking to reduce exposure to chemicals and toxins in their personal lives and communities. Our primary source of revenue is derived from products offered through the following four separate divisions and trade names: Nature-Cide, Thermal-Aid, Malibu Brands and Advertising. In the six months ended June 30, 2023, Nature-Cide sales accounted for approximately 51.3% of revenue, Thermal-Aid approximately 46.4% of revenue, Malibu Brands approximately 2.3% of revenue and Advertising nil revenue. In the six months ended June 30, 2022, Nature-Cide sales accounted for approximately 53.7% of revenue, Thermal-Aid approximately 34.3% of revenue, Malibu Brands approximately 11.9% of revenue and Advertising approximately 0.1% of revenue.

 Nature-Cide products are all-natural essential oil blends to be used for indoor and outdoor pesticide, insecticide and/or as a repellent. Nature-Cide® products are currently being deployed within multiple industries, including professional commercial and residential pest control, turf care, janitorial, hospitality, transportation, vector control, as well as school districts and agriculture, including the cannabis and hemp industries. Our Nature-Cide® division products have one licensed patent, which is a composition of matter and method patent, and some of these products are made according to our own unique formulations.

Second, our Thermal-Aid® division offers a line of all-natural products which are based on a clinically proven and patented therapeutic heating/cooling modality specifically designed for the medical field to reduce swelling, for therapy and to relieve various pain issues affecting adults, children and animals.  The Thermal-Aid® product lines consist of our basic heating and cooling packs, the Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System®. We have three licensed utility patents for our Thermal-Aid® products.

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Our third product division is Malibu Brands which has developed an all-natural topical homeopathic cream product designed to treat aches and pains and stimulate overall personal health and well-being. This all-natural essential oil pain management cream is based upon the patented formulation in the Thermal-Aid Headache Relief System®.

Nature-Cide® and Thermal-Aid® products are currently available via third-party wholesale distribution outlets positioned around the United States.  We also make the Nature-Cide®, Thermal-Aid® and Malibu-Brands products available directly to consumers through various online marketplaces including Amazon.com, Walmart.com, Kroger.com and our own websites, www.medx-rx.com, www.nature-cide.com. www.thermal-aid.com, and www.malibu-brands.com.

We are currently conducting extensive research, development and testing of multiple newly formulated solutions derived from our Nature-Cide All Purpose Commercial Concentrate product and our Nature-Cide Pest Management X2. Our anti-mosquito solution formulation has been in field and laboratory testing since late 2020 and is currently undergoing efficacy and toxicity tests to qualify for state environmental protection agency registration for the domestic markets, as well international registration for export. This process is lengthy and could take until early 2024 to prepare what is needed to begin the regulatory approval process.

We also operate the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes media content regarding cannabis and hemp industries to generate revenue from advertisers and traffic optimizing venues. This platform has been publishing cannabis industry news and information since its launch in July 2015. The content is designed to cover a wide variety of topics relating to the cannabis and hemp industries on an ongoing basis, including news and current events, as well as the business, financial, legislative, legal, cultural, medical, scientific and technological aspects of the industry on a national and international scale. Stories, columns, advice and analysis come from a combination of regular consultants, contributors, freelance and staff writers, Company personnel and public news sources. The Company may eventually add online ecommerce to its website, offering branded industry products for sale from third party suppliers and from its own product lines, subject in all cases to compliance with applicable federal and state law. The network includes smart phone and tablet applications, and its original content is distributed across several digital platforms including web, Native iOS, Vimeo Video, YouTube, Apple Podcast Audio and Apple News.

Revenues are earned from selling products to customers and distributors using  (i) the Amazon eCommerce portal as well as other online portals; (ii) our owned and operated eCommerce website; (iii) third party distributors; and, (iv) on occasion, direct to end user. Our earnings process is considered complete upon receipt of payment from the customer when the customer is the end user (sales generated on our eCommerce website, eCommerce reseller portals or direct to end user), and upon issuance of an invoice to our distribution partners, provided shipment and/or delivery of the purchased products has been made to the customer, with respect to sales processed online; or shipment of the product for sales made to distributors or direct to end user consumers. Revenue from our MJT Network and Malibu brands operations are immaterial to our earnings process and are recorded once the transaction is considered complete.

Management also believes that substantial revenue can be earned from the online sale of Nature-Cide® and other products and services to individual growers including medicinal use patients who are engaged in legal Cannabis cultivation as well as the Cannabis agricultural business, including indoor greenhouse operations. We may also earn revenue from providing consulting services to other Cannabis industry participants.

Our Growth Strategy

We intend to position Malibu Brands as a homeopathic, botanical, topical, all-natural alternative to traditional everyday pain management methods for consumers of all ages who may suffer from various ailments, including, but not limited to, arthritis, joint pain, headaches and back pain who seek natural pain remedies. We initially launched the Malibu Brands topical product, “Pacific Pain Relief Cream”, which is now available via ecommerce. After the launch of the first product, we began development of other versions of the product that, when completed and provided that federal legality is clarified and the FDA’s position on CBD is resolved, could potentially contain full spectrum CBD extracted from industrial hemp and cannabis. Social media marketing, advertising and public relations is continuous and is being used to spread awareness and drive traffic to the product to drive product sales with the goal of continuing to build loyalty and social proof around for our products from our core, first early adapters, and take that feedback to pharmacy retailers and government and insurance-based providers that could cover the cost of the Malibu Brands “Pacific Pain Relief Cream” for the consumer patients. We plan to attend distribution and pharmacy tradeshows and educational programs, as well as provide support to the public movement to hold pharmaceutical companies accountable and to help curb the opioid epidemic by educating healthcare providers and communities on the availability of alternative everyday pain relief products like the “Pacific Pain Relief Cream.”

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Besides supplying Nature-Cide products to pest control, hospitality, janitorial and agricultural industries, Med-X also plans to supply products, including Nature-Cide insecticides, pesticides, granular and soil blends to distributors who may sell to legally operating hemp and cannabis agricultural operators. As these core businesses evolve, and provided it becomes legal to do so, we may seek to develop and monetize techniques for the recognition and extraction of hemp and cannabis compounds for the medical industry. The Company and its subsidiary, Pacific Shore, are currently generating revenue from the Nature-Cide, Thermal-Aid, Malibu-Brands and The MJT Network divisions, however we are not yet profitable.  We are actively positioning the Nature-Cide and Thermal-Aid brands with major distribution and marketing. If and when the federal government declares cannabis and hemp to be legally salable in the United States, we also plan to address the needs required to support the fast-paced emerging cannabis and hemp industries. Currently, the Malibu Brands and The MJT Network divisions account for an immaterial percentage of the Company’s revenue.

On September 15, 2023, Med-X executed and closed an Agreement for the Purchase and Sale of Capital Stock (the “Agreement”) with JOSEPH WINOGRADE ("Seller") and NAPCO PAINTING CONTRACTORS INC. ("Company"). Pursuant to the terms and conditions of the Agreement, Med-X acquired a 49% interest in the Company from the Seller for a total purchase price of $3,000,000 (“Purchase Price”). The Purchase Price shall be paid by delivery of cash in the amount of $500,000 and a $2,500,000 convertible promissory note (“Note”). The Note bears interest at a rate of 4% per annum, and automatically converts in full to unregistered, restricted shares of Med-X upon the common stock of Med-X being listed on the Nasdaq Capital Market. Med-X and the Seller also entered into a Purchaser’s Rights Agreement (“PRA”). Pursuant to the PRA, Seller, the holder of the remaining 51% of the Company, has been granted certain information and participation rights.  The Company expects this acquisition to allow for rapid expansion of its Nature-Cide products through an existing and complementary product channel.

On September 25, 2023, Med-X executed a Distribution Agreement (the “Distribution Agreement”) with Ensystex Australasia PTY LTD (the "Company"). Pursuant to the terms and conditions of the Agreement, Med-X granted the Company the exclusive right to purchase, use, distribute, sell, market and promote certain products of Med-X in certain foreign countries.  The products shall be sold to the Company on prices agreed to on a case-by-case basis.  The Distribution Agreement has an initial term of five years, provided, that either party may terminate the Distribution Agreement upon ninety (90) days written notice.

Results of Operations

For the Six Months Ended June 30, 2023, and June 30, 2022

Revenue. Revenue for the six months ended June 30, 2023, was $864,668 compared to $885,411 for the six months ended June 30, 2022. The slight decrease in revenue of $20,743 is mainly attributable to a decrease in sales of our d Malibu Brands product lines. The Thermal-Aid product line sales grew due to a significant increase in its e-commerce sales activity through the Amazon seller portal, while Nature-Cide sales experienced a slight decrease period over period. Sales of the Malibu Brands products significantly decreased period over period as we focused our advertising and marketing efforts on our other product lines. Our primary revenue sources continue to be our Nature-Cide, 51.3% and Thermal-Aid product lines 46.4% with minimal contributions in the current six-month period from our Malibu Brands or advertising revenues.

As of June 30, 2023, the Company’s trade accounts receivable was $231,006 from 76 customers. For the six months ended June 30, 2023, the Company received 36% of its revenue from two customers: specifically 25% from Target Specialty Products and 11% from Veseris.

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As of June 30, 2022, the Company’s trade accounts receivable was $150,888 from 66 customers. For the six months ended June 30, 2022 the Company received 44% of its revenue from two customers: specifically, 26% from Veseris and 44% from Target Specialty Products.

Operating Expenses

Operating expenses for the six months ended June 30, 2023 were $3,638,579 compared to $4,654,081 for the six months ended June 30, 2022. The decrease in operating expenses is attributable mainly to a significant decrease in selling and marketing expenses from $967,269 in the six months ended June 30, 2022 to $530,484 in the six months ended June 30, 2023 and a decrease in personnel and professional services from $3,054,967 in the six months ended June 30, 2022 to only $2,417,540 in the six months ended June 30, 2023.

Other Income/(Expense). Other income for the six months ended June 30, 2023 was comprised of interest expense of $27,477 as compared to expense of $290 for the six months ended June 30, 2022.

Net Loss. Net loss for the six months ended June 30, 2023 was $3,502,544 compared to $4,440,120 for the six months ended June 30, 2022. This substantive decrease to our net loss is due to a decrease in operating expenses which is attributable mainly to a significant decrease in selling and marketing expenses and a decrease in professional fees and personnel related expenses. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

We had cash and equivalents of $277,663 at June 30, 2023 and $209,470 at December 31, 2022, the decrease of which is primarily related to ongoing and timely settlement of operating expenses in the respective periods and an increase to trade receivables over the comparative periods from $65,374 at December 31, 2022 to $231,006 at June 30, 2023.

During the six months ended June 30, 2023, we used $2,384,202 of cash for operating activities as compared to $2,823,952 in the six months ended June 30, 2022.  Cash used in operating activities in each of the comparative six month periods includes substantial fees paid for selling and marketing expenses and ongoing personnel and professional fees, offset by non cash expenditures in the period of stock issued for consulting services of $1,418,333 in the six months ended June 30, 2023 compared to $1,877,334 in the six months ended June 30, 2022.

Cash provided by financing activities during the six months ended June 30, 2022 was $1,975,160. Of this amount, $1,886,864 was related to the issuance of shares of common stock, an increase of principal on debt of $97,340, the reduction of certain debts by $5,363 and the purchase of shares sold by an executive officer was $3,681. Cash provided by financing activities during the six months ended June 30, 2023 was $2,452,395. Of this amount, $2,343,194 was related to the issuance of shares of common stock, $112,279 as a result of an increase of principal on debt, offset by a repayment of principal on debt of $3,078.  Since our inception, our capital needs have primarily been funded from net proceeds from private placements.

We will have additional capital requirements during the remainder of 2023 and 2024. We do not expect to be able to satisfy our cash requirements through sales of the Nature-Cide and Thermal-Aid product lines as well as digital media advertising, and therefore we will attempt to raise additional capital through the sale of our common stock, including through an offering of securities on Form S-1. We believe that the proceeds of the proposed Offering may be sufficient to fund our operations for at least the next 18 months.

On November 27, 2012, PSH entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate. At no time will the rate be lower than five and one quarter (5.25%) percent per annum. As of June 30, 2023 and December 31, 2022 the outstanding balance was $160,067 and $45,587 respectively.

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The Loan Agreement calls for a security interest in the assets of the Company such as Accounts, Goods, Inventory, Equipment, Chattel Paper, Instruments, Investment Property, specifically identified Commercial Tort Claims, Documents, Deposit Accounts, Letter of Credit Rights, General Intangibles, Contract Rights, customer lists, furniture and fixtures, books and records and supporting obligations for any of the foregoing.

The Company also agreed to certain fees such as loan fees, late reporting fees, lockbox fees, documentation fees, maintenance fees and an exit fee.

Without additional proceeds from private placements and financing expected from a pending offering on Form S-1 which has not yet received notice of effect from the SEC, we cannot assure you that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management’s Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Updated (“ASU”) ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”). The Company recognizes revenue in accordance with ASC 606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation.

Through the three and six months ended June 30, 2023 and 2022, the Company generated revenues from selling its products to customers and distributors using (i) the Amazon eCommerce portal; (ii) its owned and operated eCommerce website; (iii) third party distributors; and (iv) on occasion, direct to end user. The Company considers its performance obligations satisfied upon shipment of the purchased products to the customer with respect to sales processed by third party fulfilment centers and delivery of the product for sales made to distributors or direct to end user. Returns of products from customer purchases using the Amazon resale portal are refunded by Amazon to the customer and products are returned to the Company’s warehouse inventory with no restocking fees incurred by the customer. The Company evaluates returns from customers purchasing product using its eCommerce site on a case-by-case basis and generally will issue replacement product in the limited cases of product returns. Returns by distributors or direct to end user customers are also reviewed on a case-by-case basis for product replacement if the Company determines it is warranted. The Company has no policy requiring cash refunds. Revenue also includes immaterial advertising sales from our online media platform.

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Segment Reporting

The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer. The Company is organized primarily by product line and has determined it has a single operating segment which includes online sales via our managed ecommerce site, distributor sales and reseller sales via Amazon, of a like line of products, which have an intertwined production and distribution model and are distributed from one operating location. The Company derives immaterial revenue from advertising sales from our online media platform “MJT Network®”.

Stock Based Compensation Expense

We account for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provision of this guidance, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period and reduced for actual forfeitures in the period they occur. Stock-based compensation is included in general and administrative expenses in our consolidated statements of operations. Stock based compensation for the six months ended June 30 2023 and 2022 was $3,624 and $3,910, respectively.

Item 2. Other Information

COVID-19 Pandemic and other factors

While it appears the COVID-19 pandemic has subsided and the global economy is focused on recovery, the impact of COVID-19 could continue to have an adverse impact on the Company going forward. COVID-19 caused significant disruptions to the global financial markets and supply chain, which may continue to impact the Company’s ability to raise additional capital. Additional factors which may impact the Company’s ongoing operations include inflation, ongoing supply chain issues as a result of the aforementioned recovery from the COVID-19 pandemic, the recent war in the Ukraine, climate change and others. These events may have serious adverse impact on domestic and foreign economies which may impact the Company’s operations as a result of a variety of factors including the potential for reduced consumer spending. The Company is unable to predict the ongoing impact of these factors on the Company’s consolidated financial operations. There are no assurances that the Company will be able to meet its obligations or raise additional capital as required.

In March 2021, we entered into an engagement agreement with the Dalmore Group, LLC (“Dalmore”). Pursuant to the agreement, Dalmore is to provide certain services in connection with our Regulation A+ offerings. The Regulation A+ offering was paused on April 22, 2022, and will terminate immediately before effective time of a Form S-1 Registration Statement (the “Registration Statement”), which has been filed with the SEC. Also pursuant to the agreement, we paid Dalmore a fee equal to 100 basis points on the aggregate amount raised by the Company in the Regulation A+ offering and 7% commission on investors that were specifically introduced by Dalmore to the Company. We also paid Dalmore a one-time consulting fee of $20,000 and $5,000 for out-of-pocket expenses. To date we have paid Dalmore no commissions. The Selling Agent and participating broker-dealers, if any, and others will be indemnified by the Company with respect to the offering and the disclosures made by the Company in its Form 1-A and related Offering Circular. The aforementioned Regulation A+ offering was terminated in August 2022.

We have filed a registration statement on Form S-1 (the “Offering”) for the initial public offering of 2,125,000 shares of our common stock, par value $0.001 per share, based on an assumed initial public offering price of $4.00 per share, which is the minimum price per share for the shares of common stock being offered to be approved for listing on the Nasdaq Capital Market (“Nasdaq”). No public market currently exists for our common stock.

We have applied to list our common stock on Nasdaq under the symbol “MXRX”. No assurance can be given that our application will be approved. We will not consummate this offering unless our application for listing of our common stock on Nasdaq is approved.

On August 22, 2023, the members of the board of the directors of the Company (the “Board”) approved a 1-for-60 reverse stock split of our outstanding common stock effective immediately following the effective time of a registration statement on Form S-1, but prior to the listing of our common stock on Nasdaq and the closing of the Offering. The actual initial public offering price of the shares will be determined between the underwriters and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions, and overall assessment of our business.

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The reverse stock split will not impact the number of authorized shares of common stock which will remain at 300,000,000 shares and has not yet been implemented. The share numbers out herein do not reflect the reverse stock split to be implemented immediately following the effective time of our Registration Statement, but prior to the listing of Company’s common stock on Nasdaq and the closing of the Offering.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

On October 26, 2022, the Company filed a Private Placement Memorandum for accredited investors only. This offering was for 30,000,000 shares of common stock at $0.10 per share for a total of $3,000,000 or $3,450,000 if the over-allotment option was exercised. This offering was completed, including the exercise of an over-allotment option, on May 5, 2023. On May 6, 2023, the Company filed a new Private Placement Memorandum for accredited investors only. This offering was for 30,000,000 shares of common stock at $0.10 per share for a total of $3,000,000 or $3,450,000 if the over-allotment option was exercised.

During the year ended December 31, 2022, the Company issued 1,213,209 shares of common stock at $0.80 per share under its second Regulation A+ Offering and resold 105,497 shares of common stock at $0.80 per share which had been previously issued to one of its Executive Officers.

The Company also sold 3,473,533 shares of common stock at $0.60 per share under a private placement.

The Company also sold 10,715,000 shares of common stock at $0.10 per share under a private placement.

The Company received net proceeds of $3,229,930 from offerings undertaken in the year ended December 31, 2022.

During the year ended December 31, 2022, the Company issued 2,346,667 shares for consulting services which were valued at $1,877,334.

During the six months ended June 30, 2023, the Company sold 29,830,000 shares of common stock at $0.10 per share in its private placement. The Company received net proceeds of $2,343,194 from this offering.

During the six months ended June 30, 2023, the Company issued 14,183,333 shares for consulting services which were valued at $1,418,333.

On August 6, 2022 the Company entered into a Line of Credit Agreement with two of its Executive Officers. The line of credit provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit shall be due and payable on the earlier to occur of (a) Event of Default or (b) the effective date the Company lists on a public stock exchange or one year from the Execution Date as determined by the Borrower. As of the date of this report, the Company has drawn $200,000 against the Line of Credit.

On August 11, 2023 the Company entered into an Engagement with Maxim Group LLC to act as the Lead Underwriter and sole book running manager in connection with the Company’s proposed public offering. This is after R.F. Lafferty withdrew as Lead underwriter.

Between July 1, 2023 and September 27, 2023, the Company sold 5,400,000 shares of common stock at $0.10 per share in its private placement. The Company received net proceeds of $406,750

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Item 3. Financial Statements

The Financial Statements provided for the three and six months ended June 30, 2023 and 2022 incorporated in this Form 1-SA were prepared by Management. The Form 1-SA was not reviewed by our independent certified public accounting firm, BF Borgers, CPA PC.

MED-X, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2023	December 31, 2022
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash and equivalents	$277,663	$209,470
Trade receivables	231,006	65,374
Inventory	736,987	771,289
Prepaid expenses and other current assets	260,802	200,501
Total Current Assets	1,506,458	1,246,634

Property and Equipment, Net	36,264	44,881
Right of use asset, net	668,050	804,142
Trademark, net	7,304	7,304
TOTAL ASSETS	$2,218,076	$2,102,961

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable and accrued liabilities	$649,322	$689,117
Accounts payable and accrued liabilities, related party	-	84,398
Debt, related parties	499,666	502,744
Debt, current portion	160,067	47,789
Lease liability, current portion	306,311	278,563
Total Current Liabilities	1,615,366	1,602,611

Lease liability, net of current portion	480,555	640,802
Total Liabilities	2,095,921	2,243,413

Commitments and contingencies (Note 16)

Stockholders’ Equity (Deficit)
Preferred stock: 10,000,000 authorized, $0.001 par value; Series A Preferred stock: 10,000 shares authorized, issued and outstanding,	10	10
Common stock: $0.001 par value; 300,000,000 shares authorized. 198,986,175 and 154,972,842 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	198,986	154,973
Additional paid in capital	27,916,995	24,195,857
Accumulated deficit	(27,993,836)	(24,491,292)
Total Stockholders’ Equity (Deficit)	122,155	(140,452)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$2,218,076	$2,102,961

The accompanying notes are an integral part of these condensed consolidated financial statements.

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MED-X, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Sales	$470,132	491,213	$864,668	$885,411
Cost of Goods Sold	380,600	351,895	701,156	671,160
Gross Profit	89,532	139,318	163,512	214,251

Operating Expenses

Selling & Marketing	227,088	381,713	530,484	967,269
Personnel & Professional Services	1,851,583	2,419,052	2,417,540	3,054,967
General and Administrative	366,822	324,859	690,555	631,845
Total Operating Expenses	2,445,493	3,125,624	3,638,579	4,654,081

(Loss) from Operations	(2,355,961)	(2,986,306)	(3,475,067)	(4,439,830)

Other Income/(Expense)
Interest income (expense)	(14,938)	4	(27,477)	(290)
Total Other Income (Expense)	(14,938)	4	(27,477)	(290)

(Loss) Before Income Taxes	(2,370,899)	(2,986,302)	(3,502,544)	(4,440,120)

Net (Loss)	$(2,370,899)	$(2,986,302)	$(3,502,544)	$(4,440,120)

Net (Loss) per Share - basic and diluted	$(0.01)	$(0.02)	$(0.02)	$(0.03)

Weighted Average Shares Outstanding – basic and diluted	188,185,373	141,218,450	175,178,065	139,809,362

The accompanying notes are an integral part of these condensed consolidated financial statements.

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MED-X, INC.
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(UNAUDITED)

	Preferred	Preferred	Common	Common	Additional Paid	Accumulated	Total
	Shares	Stock	Shares	Stock	in Capital	(Deficit)	Equity

Balance at December 31, 2022	10,000,000	$10	154,972,842	$154,973	$24,195,857	$(24,491,292)	$(140,452)

Shares issued for cash (net of offering costs $315,646)			15,900,000	15,900	1,258,454	-	1,274,354
Stock Option Non-Cash Compensation			-	-	1,812	-	1,812
Net Loss			-	-	-	(1,131,645)	(1,131,645)
Balance at March 31, 2023	10,000,000	10	170,872,842	170,873	25,456,123	(25,622,937)	4,069
Shares issued for cash (net of offering costs $324,160)			13,930,000	13,930	1,054,910		1,068,840
Stock Option Non-Cash Compensation					1,812		1,812
Stock based compensation, consulting services			14,183,333	14,183	1,404,150		1,418,333
Net Loss						(2,370,899)	(2,370,899)
Balance at June 30, 2023	10,000,000	$10	198,986,175	$198,986	$27,916,995	$(27,993,836)	$122,155

	Preferred	Preferred	Common	Common	Additional Paid	Accumulated	Total
	Shares	Stock	Shares	Stock	in Capital	(Deficit)	Equity

Balance at December 31, 2021	10,000,000	$10	137,224,433	$137,224	$19,082,122	$(17,152,127)	$2,067,229

Shares issued for cash (net of offering costs $337,403)			2,198,879	2,199	1,036,167	-	1,038,366
Shares repurchased			(24,541)	(24)	(3,657)	-	(3,681)
Resale of purchased shares			24,541	24	19,609	-	19,633
Stock Option Non-Cash Compensation			-	-	1,955	-	1,955
Net Loss			-	-	-	(1,453,818)	(1,453,818)
Balance at March 31, 2022	10,000,000	10	139,423,312	139,423	20,136,196	(18,605,945)	1,669,684
Stock based compensation, consulting services			2,346,667	2,347	1,874,987		1,877,334
Shares issued for cash (net of offering costs $259,932)			1,504,530	1,504	827,361		828,865
Shares repurchased			(80,956)	(81)	(64,684)		(64,765)
Resale of purchased shares			80,956	81	64,684		64,765
Stock Option Non-Cash Compensation					1,955		1,955
Net Loss						(2,986,302)	(2,986,302)
Balance at June 30, 2022	10,000,000	$10	143,274,509	$143,274	$23,840,499	$(21,592,247)	$1,391,536

The accompanying notes are an integral part of these condensed consolidated financial statements.

11

MED-X, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended June 30,
	2023	2022

Cash flows (used in) operating activities:
Net (loss)	$(3,502,544)	$(4,440,120)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Stock option expense	3,624	3,910
Stock issued for consulting services	1,418,333	1,877,334
Depreciation and amortization	8,617	16,098
Non cash operating lease	3,592	21,556
Changes in operating assets and liabilities:
Trade receivables	(165,632)	(122,192)
Prepaid expenses and other current assets	(60,301)	(227,617)
Inventory	34,302	(30,949)
Accrued interest	2,660	-
Accounts payable and accrued liabilities	(42,455)	(6,370)
Accounts payable and accrued liabilities, related party	(84,398)	84,398
Net cash (used in) operating activities	(2,384,202)	(2,823,952)

Cash flows from investing activities:
Cash payments for the purchase of property		(48,710)
Net cash (used in) investing activities	-	(48,710)

Cash flows from financing activities:
Common stock issued for cash net of offering costs	2,343,194	1,886,864
Payments for repurchased shares		(3,681)
Principal payments on debt	(3,078)	(5,363)
Borrowing (repayment) of promissory note	112,279	97,340
Net cash provided by financing activities	2,452,395	1,975,160

Net (decrease) increase in cash and equivalents	68,193	(897,502)
Cash and equivalents at beginning of year	209,470	1,367,286
Cash and equivalents at end of year	$277,663	$469,784

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$-	$-
Income Tax	$-	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Articles of Incorporation *
2.2	Bylaws *
2.3	Certificate of Designation of Series A Preferred Stock^
4.1	Subscription Documents*
4.2	Form of Common Stock Certificate of the Registrant<
6.1	License Agreement, dated September 1, 2014, by and between Med-X, Inc., as the Licensee, and Pacific Shore Holdings, Inc. as the Licensor.*
6.2	Posting Agreement, dated November 12, 2015, by and between Med-X, Inc. and StartEngine Crowdfunding, Inc., with Warrant attached. **
6.3	Broker-Dealer Services Agreement with FundAmerica Securities, LLC**
6.4	Development, Marketing and Consulting Agreement with M6, dated June 20, 2016#
6.5	Agreement with Monarch Bay Securities, LLC#
6.7	Broker-Dealer Agreement executed March 3, 2021, between Med-X, Inc., and Dalmore Group, LLC
6.8	Share Purchase Agreement by and among Med-X, Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited%
6.9	Warrant to purchase shares of Med-X, Inc. Common Shares%
6.10	Registration Rights Agreement%
6.11	Med-X, Inc. 2016 Stock Incentive Plan<
6.12	Agreement of Merger and Plan of Reorganization by and among Med-X Acquisition Corp. and Pacific Shore Holdings, Inc. and Matthew Mills^
6.13	Lease between S&R Properties, Corp. and Pacific Shore Holdings, Inc. dated August 1, 2015<
6.14	Amendment to Lease with S&R Properties dated July 21, 2020<
6.15	Loan and Security Agreement between Crestmark Bank and Pacific Shore Holdings, Inc. dated November 27, 2012<
6.16	Security Agreement Crestmark Bank and Pacific Shore Holdings, Inc.<
6.17	Promissory Note issued to Crestmark Bank dated November 27, 2021<
6.18	License Agreement between Matthew Mills and Pacific Shore Holdings, Inc. dated July 1, 2012>
6.19	Licensing Agreement between Dr. Morton I. Hyson, M.D., PC. D.b.a. Hyson Medical Products and Pacific Shore Holdings, Inc. dated June 22, 2012*
6.20	License Agreement between Matthew Mills and Pacific Shore Holdings, Inc. dated January 15, 2010>
6.21	Line of Credit Agreement between Matthew Mills, Jennifer Mills, and Med-X, Inc., dated August 6, 2022<
6.22	Agreement for the Purchase and Sale of Capital Stock@
6.23	Convertible Promissory Note@
6.24	Purchaser’s Rights Agreement@
6.25	Distribution Agreement+
8.1	Escrow Services Agreement with FundAmerica Securities, LLC**
9.1	Letter from Prager Metis, CPA’s LLP&

_____________

*	Filed with the original Offering Statement on Form 1-A on August 26, 2015.

**

Filed with Post-Qualification Amendment Number One, Number Two or Number Three to the original Offering Statement on Form 1-A, filed on or about November 9, 2015, December 2, 2015, or January 25, 2016, respectively.

***	Filed with the Company’s 2015 Annual Report on Form 1-K.

#	Filed with the Company’s 2016 Annual Report on Form 1-K

^	Filed with the Company’s Current Report on Form 1-U December 21, 2017

>	Filed with the Company’s Offering Statement on Form 1-A/A on July 1, 2019

%	Filed with the Company’s Current Report on Form 1-U on August 10, 2021

<	Filed with the Company’s Offering Statement on Form S-1 on September 7, 2022

&	Filed with the Company’s Current Report on Form 1-U on February 15, 2023

@	Filed with the Company’s Current Report on Form 1-U on September 20, 2023

+	Filed with the Company’s Current Report on Form 1-U on September 27, 2023

13

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Med-X, Inc.

By:	/s/ Matthew Mills
Matthew Mills
Chairman and Chief Executive Officer

Date: September 27, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: September 27, 2023	By:	/s/ Ronald J Tchorzewski
Ronald J Tchorzewski
Chief Financial Officer

14